Hylsamex
Mexico's Steel

RECEIVED
2005 OCT 17

05011755

File No. 82-4252

September 23, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

SUPPL

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

By: ______________________
Othón G. Díaz del Guante Villarreal

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Hylsamex announces Extraordinary Stockholders' Meeting.	September 23, 2005

EMISNET

RECEIVED
2005 OCT 17 A 10:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: CONVEXTR.ens

Longitud del sobre: 6876 bytes.

Fecha de recepcion: Sep 23 2005 1:15:10:486PM.

Folio de recepcion: 104420.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
convextr.bmv	1	Convocatoria de Asamblea Extraordinaria

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

HYLSAMEX, S.A. DE C.V.

CONVOCATORIA

Por acuerdo del Consejo de Administración se convoca a los accionistas de HYLSAMEX, S.A. DE C.V., en términos del Artículo 186 de la Ley General de Sociedades Mercantiles y del Artículo Décimo Séptimo de los Estatutos Sociales, a la Asamblea EXTRAORDINARIA de Accionistas que tendrá lugar en el domicilio de la Sociedad, ubicado en Oficinas corporativas ubicadas en Avenida Eugenio Clariond (antes Avenida Munich) 101, Col Cuauhtémoc, San Nicolás de los Garza, Nuevo León, a las 10:00 a. del día 10 de Octubre de 2005, conforme al siguiente:

ORDEN DEL DÍA

I. Modificación a los estatutos sociales de la Sociedad.

II. Cancelación de la inscripción de las acciones representativas del capital social de la Sociedad en la Sección de Valores y en la Sección Especial del Registro Nacional de Valores que mantiene la Comisión Nacional Bancaria y de Valores y en la Bolsa Mexicana de Valores, S.A. de C.V.

III. Designación de delegados.

IV. Lectura y, en su caso, aprobación del Acta de la Asamblea.

REQUISITOS DE ASISTENCIA

A fin de acreditar el derecho de asistencia a la Asamblea, los accionistas deberán estar inscritos como tales en el Registro de Acciones que al efecto lleva la Sociedad y depositar los títulos de sus acciones, ya sea ante la Secretaría de la Sociedad, en cualquier institución de crédito del país o en el S.D. INDEVAL, S.A. de C.V., INSTITUCIÓN PARA EL DEPÓSITO DE VALORES.
Cuando el depósito no se haga en la Secretaría de la Sociedad, la institución que lo reciba deberá expedir la constancia relativa y entregar un ejemplar al interesado y copia a la Secretaría de la Sociedad.
De conformidad con el Artículo 78 de la Ley del Mercado de Valores, tratándose

de acciones depositadas en el S.D. INDEVAL, S.A. de C.V., INSTITUCIÓN PARA EL DEPÓSITO DE VALORES será necesario que el depositante, además de la constancia de depósito antes mencionada, proporcione a la Secretaría de la Sociedad una lista con los nombres, denominaciones o razones sociales de los titulares de acciones y la cantidad de acciones propiedad de cada titular.

El depósito de los títulos de las acciones en la Secretaría de la Sociedad o, en su caso, la entrega de las constancias de depósito de los mismos, deberán llevarse a cabo en horas de oficina desde el día de la publicación de la presente convocatoria hasta, a más tardar, el segundo día hábil anterior al de la celebración de la Asamblea.

Los accionistas de la Sociedad podrán hacerse representar en la Asamblea por apoderados, mediante simple carta poder; o para aquéllos que lo deseen, mediante poder otorgado en los formularios a que se refiere el Artículo 14 Bis 3 de la Ley del Mercado de Valores. En ambos casos, la Secretaría de la Sociedad deberá recibir los poderes con la anticipación señalada anteriormente.

La Secretaria de la Sociedad se encuentra en Avenida Eugenio Clariond (antes Avenida Munich) 101, Col Cuauhtémoc, San Nicolás de los Garza, Nuevo León.

San Nicolás de los Garza, N.L., a 22 de septiembre de 2005

Lic. Félix Todd Piñero

Secretario del Consejo de Administración

México, D.F., 10 de Octubre de 2005

Hylsamex, S.A. de C.V.
File No. 82-4252

Convocatoria de Asamblea Extraordinaria de HYLSAMEX, S.A. DE C.V.

Marca
5726 6677
y podrás obtener cotizaciones en tiempo real de índices y emisoras del mercado bursátil.



Fecha de Recepción en BMV: 2005-09-23 13:15:00.0

Prefijo:
CONVEXTR

Clave Cotización:
HYLSAMX

Serie:

Razón Social:
HYLSAMEX, S.A. DE C.V.

Tipo Asamblea:
EXTRAORDINARIA

Fecha Celebración:
10/10/2005

Lugar:
Oficinas corporativas ubicadas en Avenida Eugenio Clariond (antes Avenida Munich) 101, Col Cuauhtémoc, San Nicolás de los Garza, Nuevo León

Hora:
10:00

Orden del Día:

I. Modificación a los estatutos sociales de la Sociedad.

II. Cancelación de la inscripción de las acciones representativas del capital social de la Sociedad en la Sección de Valores y en la Sección Especial del Registro Nacional de Valores que mantiene la Comisión Nacional Bancaria y de Valores y en la Bolsa Mexicana de Valores, S.A. de C.V.

III. Designación de delegados.

IV. Lectura y, en su caso, aprobación del Acta de la Asamblea.

Requisitos de Asistencia:
A fin de acreditar el derecho de asistencia a la Asamblea, los accionistas deberán estar inscritos como tales en el Registro de Acciones que al efecto lleva la Sociedad y depositar los títulos de sus acciones, ya sea ante la Secretaría de la Sociedad, en cualquier institución de crédito del país o en el S.D. INDEVAL, S.A. de C.V., INSTITUCIÓN PARA EL DEPÓSITO DE VALORES. Cuando el depósito no se haga en la Secretaría de la Sociedad, la institución que lo reciba deberá expedir la constancia relativa y entregar un ejemplar al interesado y copia a la Secretaría de la Sociedad.

De conformidad con el Artículo 78 de la Ley del Mercado de Valores, tratándose de acciones depositadas en el S.D. INDEVAL, S.A. de C.V., INSTITUCIÓN PARA EL DEPÓSITO DE VALORES será necesario que el depositante, además de la constancia

de depósito antes mencionada, proporcione a la Secretaría de la Sociedad una lista con los nombres, denominaciones o razones sociales de los titulares de acciones y la cantidad de acciones propiedad de cada titular.

El depósito de los títulos de las acciones en la Secretaría de la Sociedad o, en su caso, la entrega de las constancias de depósito de los mismos, deberán llevarse a cabo en horas de oficina desde el día de la publicación de la presente convocatoria hasta, a más tardar, el segundo día hábil anterior al de la celebración de la Asamblea.

Los accionistas de la Sociedad podrán hacerse representar en la Asamblea por apoderados, mediante simple carta poder; o para aquéllos que lo deseen, mediante poder otorgado en los formularios a que se refiere el Artículo 14 Bis 3 de la Ley del Mercado de Valores. En ambos casos, la Secretaría de la Sociedad deberá recibir los poderes con la anticipación señalada anteriormente.

La Secretaria de la Sociedad se encuentra en Avenida Eugenio Clariond (antes Avenida Munich) 101, Col Cuauhtémoc, San Nicolás de los Garza, Nuevo León.

San Nicolás de los Garza, N.L., a 22 de septiembre de 2005

Lic. Félix Todd Piñero
Secretario del Consejo de Administración